EXHIBIT 4.6

The following description summarizes the most important terms of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated memorandum and articles of association, warrant and warrant agreement, copies of which have been are incorporated by reference as exhibits to our Annual Reports on Form 10-K, and the applicable provisions of the Companies Act (Revised), as amended (the “Companies Act”).

Ordinary shares

General. All the issued and outstanding ordinary shares are fully paid and nonassessable. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are issued when registered in the register of our shareholders. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. There is no provision for cumulative voting with regard to the election of directors. Voting at any meeting of shareholders is by show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of the Company.

Quorum. The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of not less than an aggregate of one-third of all of our issued voting share capital. We hold annual general meetings of shareholders at such times and places as the board of directors may determine. In addition, the board of directors may convene a general meeting of shareholders at any time upon seven calendar days’ notice. Further, general meetings (other than the annual general meeting) may also be convened upon written requisition of shareholders holding not less than one-third of issued voting share capital, which requisition must state the object for the general meeting.

Approval. Subject to the quorum requirements referred to in the paragraph above, except in respect of matters relating to the election of directors and as otherwise provided in our articles of association or required by law, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of 66 2/3% of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation.

Dividends. The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Publicly Trading Warrants

On January 27, 2022, the Company issued warrants to purchase ordinary shares in connection with its initial public offering. There are 2,875,000 warrants outstanding as of the date hereof.

Exercisability. The warrants were immediately exercisable at any time following the consummation of our initial public offering and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is effective and available for the issuance of such ordinary shares, or an exemption from registration under the Securities Act is available for the issuance of such ordinary shares, by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. If a registration statement registering the issuance of the ordinary shares underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such ordinary shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the warrant. No fractional ordinary shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

We will not effect the exercise of any portion of these warrants, and the holder will not have the right to exercise any portion of the warrants, and any such exercise shall be null and void and treated as if never made, to the extent that after giving effect to such exercise, the holder together with its affiliates and certain other persons specified in these warrants collectively would own beneficially in excess of 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the ordinary shares outstanding immediately after giving effect to such exercise.

Exercise Price. The exercise price per ordinary share purchasable upon exercise of the warrants is $6.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. Our warrants are listed on The Nasdaq Capital Market under the symbol “FGIWW.”

Warrant Agent. The warrants will be issued in registered form under a warrant agent agreement between Continental Stock Trading & Trust Company, as warrant agent, and us. The warrants shall be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our ordinary shares, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of our ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants and the warrant agent agreement are governed by New York law.